Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds II, Inc.:

We have examined management of BNY Mellon Investment Funds II,
Inc.'s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Global Emerging Markets Fund and BNY Mellon Yield Enhancement Strategy Fund (collectively, the "Funds"), each a series of BNY Mellon Investment Funds II, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of October 31, 2024. BNY Mellon Investment Funds II, Inc.'s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2024, and with respect to agreement of security purchases and sales, for the period from June 30, 2024 (the date of the Funds' last examination), through October 31, 2024:

1.	Count and inspection of all securities (if any) located in the vault of The Bank of New York Mellon Corporation in 570 Washington
Blvd, Jersey City, NJ 07310;

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the Funds as of October 31, 2024, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales, since the date of the last examination, from the books and records of each fund to corresponding bank statements;


7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report ("SOC 1 Report") for the period October 1, 2023 - September 30, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement. Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2024, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds II, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
May 21, 2025


May 21, 2025

Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of BNY Mellon Global Emerging
Markets Fund and BNY Mellon Yield Enhancement Strategy
Fund (collectively, the "Funds"), each a series of BNY Mellon
Investment Funds II, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2024, and from June 30, 2024 (the date of the Funds' last examination) through October 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2024, and from June
30, 2024 (the date of the Funds' last examination) through October 31, 2024, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds II, Inc.




Jim Windels
Treasurer